

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549



DIVISION OF
CORPORATION FINANCE

Act Exchange Act of 1934
Section
Rule 13e-4(f)(1)(ii) + 14e-1(b)
Public
Availability September 22, 2006

September 22, 2006

Peter J. Tennyson, Esq.
Lance McKinlay, Esq.
Paul, Hastings, Janofsky & Walker LLP
695 Town Center Drive, Seventeenth Floor
Costa Mesa, CA 92626

RE: Request for No-Action Relief under Rule 13e-4(f)(1)(ii) and Rule 14e-1(b) in Modified Dutch Auction Issuer Tender Offer by Alliance Semiconductor Corporation

Gentlemen:

We are responding to your letter dated September 22, 2006 to Brian V. Breheny, Nicholas P. Panos and Daniel F. Duchovny, as supplemented by telephone conversations with the staff, with regard to your request for no-action relief. To avoid having to recite or summarize the facts set forth in your letter, our response is attached to the enclosed photocopy of your letter. Unless otherwise noted, capitalized terms in this letter have the same meaning as in your letter.

On the basis of the representations and the facts presented in your letter, the staff of the Division of Corporation Finance will not recommend that the Commission take enforcement action under Rule 13e-4(f)(1)(ii) or Rule 14e-1(b) under the Exchange Act if Alliance conducts its Offer in the manner described in your letter.

In issuing this no-action position, we considered the following facts, among others:

- The total number and dollar value of securities being sought in the Offer is disclosed in the Offer materials as required by Item 1004(a)(1)(i) of Regulation M-A;

- The maximum number of shares that may be purchased in the Offer is stated on the cover page of the Offer to Purchase;

- The Offer to Purchase discloses the range of shares that will be purchased if the Offer is fully subscribed; and

- The exact number of shares to be purchased in the Offer will be based on the purchase price established by the shareholders determined in accordance with the terms of the Offer as disclosed in the Offer to Purchase.

The foregoing no-action position is based solely on the representations and the facts presented in your letter dated September 22, 2006, as supplemented by telephone conversations with the Commission staff. The relief is strictly limited to the application of the rules listed above to this transaction. You should discontinue this transaction pending further consultations with the staff if any of the facts or representations set forth in your letter change.

We also direct your attention to the anti-fraud and anti-manipulation provisions of the federal securities laws, including Section 14(e), Section 10(b) of the Exchange Act, and Rule 10b-5 thereunder. The participants in this transaction must comply with these and any other applicable provisions of the federal securities laws. The Division of Corporation Finance expresses no view on any other questions that may be raised by the proposed transaction, including but not limited to, the adequacy of disclosure concerning and the applicability of any other federal or state laws to the proposed transaction.

For the Division of Corporation Finance,



Brian V. Breheny
Chief
Office of Mergers & Acquisitions
Division of Corporation Finance

Paul Hastings
ATTORNEYS

Paul, Hastings, Janofsky & Walker LLP
Seventeenth Floor • 695 Town Center Drive • Costa Mesa, CA 92626-1924
telephone 714 668 6200 • facsimile 714 979 1921 • www.paulhastings.com

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SEC MAIL PROCESSING
RECEIVED
OCT 0 4 2006
WASH, D.C. 213 SECTION

September 22, 2006

70610.00009

VIA FACSIMILE AND COURIER

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Mergers and Acquisitions
100 F Street, N.E.
Washington, D.C. 20549

Attention: Brian V. Breheny, Chief
Nicholas P. Panos, Special Counsel
Daniel F. Duchovny, Special Counsel

Re: Request for Relief Under Provisions of Rule 13e-4 and Rule 14e-1(b) Relating to a Modified Dutch Auction Issuer Tender Offer

Ladies and Gentlemen:

On August 25, 2006, Alliance Semiconductor Corporation, a Delaware corporation ("Alliance"), commenced a modified Dutch auction cash tender offer (the "Offer") for up to $30 million in value of the common stock of Alliance. We request on behalf of Alliance a letter from the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") confirming that the Staff will not recommend any enforcement action by the Commission with regard to:

- our interpretation that Alliance's description of the total amount of shares sought in the Offer complies with Item 1004(a)(1)(i) under Item 4 of Schedule TO; and

- Alliance's decision to proceed with the Offer and not extend the Offer pursuant to Rule 13e-4(f)(1)(ii) and Rule 14e-1(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), when the exact number of shares to be purchased is determined, based on the purchase price, in accordance with the terms of the Offer.

Background

Between April and June 2006, Alliance entered into a series of definitive asset purchase agreements providing for the sale of substantially all the assets of each of Alliance's primary operating businesses. To date, those sales have been substantially completed. Alliance's board of directors approved the Offer in order to provide stockholders who seek liquidity a method to achieve it. Alliance's board approved a specific dollar amount that could be spent in the Offer, in order to ensure that sufficient funds would be reserved for Alliance's continuing obligations and contingent liabilities. Further, Alliance wishes to give stockholders the opportunity to tender as many shares as possible, given Alliance's allocated budget for the Offer and the purchase price determined in accordance with the terms of the Offer.

Using the modified Dutch auction procedure, Alliance has invited its stockholders to tender shares of Alliance's common stock at prices, not in excess of $3.00 nor less than $2.75 per share, specified by the tendering stockholders, subject to the conditions set forth in the Offer to Purchase (the "Offer to Purchase") dated August 25, 2006 and the related letter of transmittal, copies of which are enclosed for your reference. After the expiration of the Tender Offer, Alliance will review the prices at which stockholders have tendered shares and determine the number of shares, based on the purchase price determined in the auction (not in excess of $3.00 nor less than $2.75), that will allow Alliance to purchase an aggregate of $30 million in value of shares, in a manner such that the same per share purchase price will be paid to every stockholder that has properly tendered shares at the price determined in the auction or a lower price.

Analysis

Item 4 of Schedule TO in part requires, pursuant to Item 1004(a)(1)(i) of Regulation M-A, that a tender offer by an issuer state "the total number and class of securities" being sought in the offer. A review of the history of this requirement helps frame Alliance's request in this letter. Prior to the adoption of Schedule TO and Regulation MA, both of which became effective January 24, 2000 pursuant to SEC Release No. 33-7760, an issuer conducting a tender offer was subject to the disclosure requirements of Schedule 13E-4, which was adopted in 1979 pursuant to SEC Release No. 33-6108. Item 1(b) of Schedule 13E-4 required an issuer to disclose "the exact amount of the securities being sought" in an offer.

We have two observations regarding the current and former requirement to state the number of securities being sought in an issuer tender offer. First, while the former Schedule 13E-4 requirement explicitly calls for the "exact" amount of securities sought, the current Schedule TO requirement does not. We believe that, in the modified Dutch auction context, the "total number" of securities may be disclosed in terms of the maximum number that can be purchased, subject to the number of shares tendered and the price at which those shares are tendered. Second, over two decades separated the adoption of Schedule 13E-4 and its subsequent replacement by Schedule TO. This timeframe is significant because during these two decades, significant technological advances increased the ability and practice of both investors and issuers to capture and disseminate information more efficiently to investors, all of which affected the landscape of requirements designed to protect stockholders in the tender offer context. For instance, investors widely gained access to the Internet, and the ability to become apprised of significant corporate developments promptly through online access to press releases, teleconferences and webcasts, none of which were contemplated when Schedule 13E-4 was adopted. This advance is also reflected in the implementation of EDGAR, which provides Internet access to a company's filings. Further, as a result of the Internet, current information about trading prices and volumes of securities became much more accessible to investors. Investors can access the trading price of Alliance's securities from numêrous financial websites and from Alliance's website, and can also access copies of the Offer to Purchase and other materials explaining the terms of the Offer from Alliance's website.

We believe that the Offer materials satisfy the requirement of Item 1004(a)(1)(i) of Regulation M-A to state the "total number" of securities being sought in the Offer. The cover page of the Offer to Purchase states that the maximum number of shares that may be purchased in the Offer is 10,909,090. Further, the Offer to Purchase makes it clear that if the Offer is fully subscribed, Alliance will buy an amount of shares between 10,000,000 and 10,909,090, with the exact number of shares dependant on the price determined in accordance with the terms of the Offer, not on any decision by Alliance. Thus, the Offer to Purchase provides that the minimum number of shares that Alliance is obligated to purchase in the Offer is 10,000,000 (unless only a lesser amount is properly tendered). Alliance may not exercise its discretion outside of the terms of the Offer to determine the exact number of shares that will be purchased in the Offer (which number will be between 10,000,000 and 10,909,090 assuming the Offer is fully subscribed). To say, for example, that Alliance seeks "up to 10,909,090 shares" could potentially imply that Alliance retains discretion to accept fewer shares than are properly tendered. Rather, the exact number of shares that will be purchased is a function only of the prices at which stockholders properly tender shares in the Offer and the number of shares tendered. We believe that this disclosure satisfies the applicable requirement.

Rule 13e-4(f)(1)(ii) provides that, in the event of an increase in the percentage of securities being sought by more than two percent, the offer must be extended at least 10 business days from the date that notice of the increase is given. We believe that this rule does not require that the Offer be extended after the purchase price – and hence the exact number of shares to be purchased - has been determined in accordance with the disclosure in the Offer materials. Alliance will purchase no more than $30 million in value of its shares in the Offer, at the price determined in accordance with the terms of the Offer. Since the amount Alliance has dedicated to the Offer is $30 million, Alliance will not seek to purchase up to an additional two percent of its shares pursuant to Rule 13e-4(f)(1)(ii) in the event that the Offer is fully subscribed or oversubscribed.

These interpretations of Item 1004(a)(1)(i) of Regulation M-A and Rule 13e-4(f)(1)(ii) are in keeping with the interpretations of the Commission published in connection with the adoption of the "All Holders and Best Price" rules that are set forth in Release No. 33-6653 issued on July 11, 1986 (the "Release"). In the Release, the Commission expressly addressed modified Dutch Auction issuer tender offers and concluded that they are consistent with the tender offer rules. In footnote 64 to the Release, the Commission indicated that under staff interpretation, issuers have been permitted to make modified Dutch auction issuer tender offers, subject to the following conditions: (i) disclosure in the tender offer material of the minimum and maximum consideration to be paid; (ii) pro rata acceptance throughout the offer with all securities purchased participating equally in prorationing; (iii) withdrawal rights throughout the offer; (iv) prompt announcement of the purchase price, if determined prior to the expiration of the offer; and (v) purchase of all accepted securities at the highest price paid to any security holder under the offer. The Offer satisfies each of these criteria. We have not sought relief in this letter for the manner in which Alliance has offered to purchase shares in the Offer within a specified a range of prices, because the Commission has already provided guidance in the Release that an issuer may disclose the minimum and maximum consideration to be paid in the context of a modified Dutch auction tender offer.

With respect to a modified Dutch auction described in a no-action letter issued to Tektronix, Incorporated, dated June 19, 1987 (the "Tektronix Letter"), the issuer stated that, at a purchase price not in excess of $40 nor less than $35 per share, it would purchase at least 6 million shares (or such lesser number as properly tendered) in the tender offer. The issuer further stated that it might (with no obligation) purchase up to 10 million shares, although the issuer did not intend to pay more than $380 million to purchase shares in the tender offer. Although the Staff stated that it would not recommend enforcement action with respect to the tender offer described in the Tektronix Letter, the Staff noted its belief that issuers conducting modified Dutch auction tender offers did not satisfy the requirements of Schedule 13e-4 by stating a range of shares being sought. In other words, the Staff suggested that on a going forward basis, it would be inappropriate for an issuer to provide a range of shares that might be purchased in a modified Dutch tender offer in a way that allows the issuer to select a number from a range - for example, between 6 million and 10 million shares - that might be purchased in the tender offer.

Unlike the offer described in the Tektronix Letter, Alliance has not provided a range of shares being sought in the Offer, which would give Alliance discretion to choose the exact number of shares from within that range after the commencement of the Offer. Rather, Alliance has provided an exact dollar amount being sought in the Offer, which necessarily implies a minimum number of shares (10,000,000) which Alliance will be obligated to purchase assuming the Offer is fully subscribed.

In a subsequent no-action letter issued to Janet S. Thiele, dated December 21, 1987 (the "Thiele Letter"), the facts were based on those provided in the Tektronix Letter, with hypothetical adjustments. In the Thiele Letter scenario, the issuer would propose to purchase up to 10 million shares at a per share price not in excess of $40 nor less than $35 in a modified Dutch auction tender offer. In the proposed offer, the issuer would commit to purchase 10 million shares only at the minimum purchase price of $35 per share, but would not commit to this minimum purchase level at any higher price. This meant that only if a shareholder tendered at $35 per share could the shareholder be assured that such shares would be purchased. The Staff took the view that such a proposed offer would not comply with the requirements of Rule 13e-4 or the principles set forth in the Tektronix Letter, explaining that should shares be validly tendered at prices ascending from $35 per share to some maximum price within the specified range, the issuer would not be obligated to purchase all 10 million shares at the maximum price.

The Offer may be distinguished from the scenario described in the Thiele Letter on the following grounds. Given the current structure of the Offer and the fact that the Offer has already commenced, if shares are validly tendered at various prices within the range specified in the Offer, Alliance does not have discretion to select a number of shares. Rather, it is obligated to calculate the price and number of shares that would automatically result in purchases of $30 million in value based on the shares tendered, and the only circumstance which could leave Alliance without an obligation to purchase its minimum commitment level in the Offer would be the failure of holders to tender a sufficient number of shares. Further, we believe that all of the stockholder protections cited by the Commission in the Thiele Letter, as set forth below, are afforded in the Offer.

- The Thiele Letter states that the highest price required to reach the total number of shares sought must be paid for all the shares accepted, pursuant to Rule 13e-4(f)(8)(ii). In the Offer, the fact that Alliance is obligated to purchase up to $30 million in value of shares, combined with the fact that all shares will be acquired at the same purchase price, means that the Offer satisfies the requirement of Rule 13e-4(f)(8)(ii), since the consideration paid to any stockholder will be the highest consideration paid to any other stockholder in the Tender Offer.

- The Thiele Letter states that "if fewer than 10 million common shares are validly tendered at prices ranging from the minimum price to the maximum price, the Issuer must purchase all such common shares at the maximum price." As explained under the second question of the Summary Term Sheet in the Offer to Purchase, Alliance has agreed that in the event the Offer is undersubscribed, the same procedure for selecting a purchase price will be used as if the Offer were fully subscribed. The fact that all properly tendered shares will be purchased at the same price in the event that the Offer is undersubscribed, combined with the fact that the Company will purchase all properly tendered shares, affords the appropriate protection to stockholders.

- The Thiele Letter also makes clear that if a modified Dutch auction is oversubscribed, with shares validly tendered at prices ranging from a minimum to a maximum price, the issuer must purchase its minimum purchase commitment at the maximum price on a pro rata basis pursuant to Rule 13e-4(f)(3). Under the third question of the Summary Term Sheet, the Offer to Purchase specifies that in the event the Offer is oversubscribed, Alliance will purchase all shares tendered at or below the purchase price on a pro rata basis, except for "odd lots", which will be purchased on a priority basis (consistent with Rule 13e-4(f)(3)(i)), and except for each conditional tender whose condition was not met (consistent with Rule consistent with Rule 13e-4(f)(3)(ii)). Again, in the event the Offer is oversubscribed, the purchase price will be determined in the same manner as if the Offer were fully subscribed, consistent with Rule 13e-4(f)(8)(ii), and the Release.

- The Thiele Letter also states that under modified Dutch auction tender offers, the issuer must specify the exact number of shares being sought. At the time the Thiele Letter was issued, Schedule 13E-4 contained such a requirement, but as stated above, disclosure requirements for issuer tender offers no longer call for the "exact" number of shares being sought, and for the reasons set forth above, we believe that the Offer's disclosure regarding the number of shares being sought is sufficient.

Furthermore, we believe that Alliance's stockholders and investors are adequately protected if Alliance proceeds with the Offer without amending the Schedule TO in order to further clarify the number of shares that are being sought in the Offer once the calculation has been made. Given the disclosures contained in the Schedule TO, as supplemented by Amendment No. 1 to the Schedule TO filed September 11, 2006, we believe stockholders have all the information they need in order to make an informed decision with respect to the Offer. While an exact number of shares Alliance seeks to purchase is not presently determinable and thus not stated explicitly in the Offer materials, a stockholder can know the maximum amount of shares Alliance is obligated to buy at particular prices, based on the number of shares tendered and the purchase price determined in accordance with the terms of the Offer. Stockholders are not placed at a disadvantage for not knowing the exact number of shares Alliance seeks in the Offer, as Alliance remains subject to a readily identifiable purchase commitment in the Offer, regardless of whether the Offer is oversubscribed or undersubscribed.

Conclusion

In relation to the Offer, we respectfully ask that the Staff issue a letter confirming that the Staff will not recommend any enforcement action by the Commission with regard to:

- our interpretation that Alliance's description of the total amount of shares sought in the Offer complies with Item 1004(a)(1)(i) under Item 4 of Schedule TO; and

- Alliance's decision to proceed with the Offer and not extend the Offer pursuant to Rule 13e-4(f)(1)(ii) and Rule 14e-1(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), when the exact number of shares to be purchased is determined, based on the purchase price, in accordance with the terms of the Offer.

If the Staff does not concur with our positions set forth herein, we would appreciate an opportunity to confer with the Staff, so that Alliance might have an opportunity to amend its Tender Offer materials accordingly.

If you have any questions or need any further information, please call the undersigned at (714) 668-6237, or in his absence, Lance A. McKinlay at (714) 668-6263.

Sincerely,



Peter J. Tennyson
of PAUL, HASTINGS, JANOFSKY & WALKER LLP